                                                            Filed by Keane, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                              Subject Company:  Metro Information Services, Inc.
                                                  Commission File No.: 000-22035

     Statements in this filing regarding the proposed transaction between Keane, Inc. and Metro Information Services, Inc., the expected timetable for completing the transaction, the accretive nature of the transaction, the expected cost savings, revenue growth, cross-selling opportunities, potential client business, synergies of the transaction and future opportunities for the combined company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Keane to successfully integrate Metro's operations and employees, the ability to realize anticipated synergies and cost savings, unanticipated disruptions to business, general economic conditions and the other factors described in Keane's and Metro's Annual Reports on Form 10-K for the year ended December 31, 2000 and their most recent quarterly reports filed with the SEC.

     Keane plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Metro plans to file with the SEC and mail to its shareholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Keane, Metro, the transaction and related matters. You are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available.

     You will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Keane and Metro through either company or through the web site maintained by the SEC at www.sec.gov.

     Keane and Metro, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transaction contemplated by the merger agreement. Information regarding Keane's directors and executive officers is contained in Keane's Annual Report on Form 10-K for the year ended December 31, 2000 and its proxy statement dated April 13, 2001, which are filed with the SEC. As of February 1, 2001, Keane's directors and executive officers beneficially owned approximately 12,435,624 shares, or 18.3%, of Keane's common stock. Information regarding Metro's directors and executive officers is contained in Metro's Annual Report on Form 10-K for the year ended December 31, 2000 and its proxy statement dated May 3, 2001, which are filed with the SEC. As of April 16, 2001, Metro's directors and executive officers beneficially owned approximately 9,261,727 shares, or 60.3%, of Metro's common stock. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

     Set forth below is the press release issued by Keane and Metro, dated August 21, 2001, announcing the merger between Keane and Metro.

                                     KEANE
                                  NEWS RELEASE

                              CONTACT:  Margo Nison
                                        Keane, Investor Relations
                                        (617) 241-9200 x1272

                                        Patrice Bryan
                                        Metro, Investor Relations
                                        (757) 306-0299

                 KEANE AND METRO INFORMATION SERVICES ANNOUNCE
                     SIGNING OF DEFINITIVE MERGER AGREEMENT

      Accretive Acquisition to Drive Keane's Top and Bottom Line Growth by
              EXPANDING CUSTOMER BASE AND INCREASING CRITICAL MASS


Boston, MA & Virginia Beach, VA, August 21, 2001-- Keane, Inc. (AMEX: KEA) and Metro Information Services, Inc. (NASDAQ: MISI) today announced that they have signed a definitive agreement for Keane to acquire Metro in a stock-for-stock transaction valued at approximately $135 million fully diluted. Each share of Metro common stock will be exchanged for 0.48 shares of Keane common stock. Based on the closing stock price of Keane as of August 20, 2001, the new company would have a market capitalization of approximately $1.3 billion, on a fully diluted basis. Keane will also become responsible for Metro's debt, which as of July 31, 2001, was approximately $68 million. On a pro forma basis, Metro shareholders will receive shares representing about 9.6% of the combined company.

Keane expects the transaction to be at least 10% accretive to cash earnings in fiscal year 2002, and anticipates achieving $15 million of annual pre-tax cost savings. The transaction is structured as a tax-free exchange to the Metro shareholders and will be accounted for under the purchase method of accounting. The transaction has been approved by Keane's and Metro's respective boards of directors. The merger is subject to customary closing conditions, including regulatory approvals, and will require the approval of Metro's shareholders. Under a separate agreement, John Fain, founder, chairman and CEO of Metro, has agreed to vote shares, which represent 40% of Metro's outstanding shares, in favor of the deal. Keane expects to close the transaction during the fourth quarter of 2001.

Keane expects to achieve significant operational leverage by combining branch offices in the same markets, and by eliminating duplicate corporate functions. In addition, this transaction provides Keane with an expanded base of Global 2000 customers to drive future growth, and provides significant cross-selling opportunities due to the limited overlap of the combined customer base.

     Keane Announces Agreement to Acquire Metro/2


For the 12 months ended June 30, 2001, Metro had over 50 customers that generated at least $1 million in revenue. In addition, 90% of Metro's revenue during this same 12 month period, came from its top 300 accounts. Of these large, blue chip customers, 236 are brand new to Keane. Keane believes that this significant increase in its customer base will enhance its near and long term growth potential.

"This is a powerful acquisition for Keane," stated president and CEO Brian Keane. "In one move, we're adding hundreds of new client relationships and significantly improving critical mass across the organization. In fact, 26 of Metro's 33 branch operations are within geographic markets that Keane already serves. The result will be to increase Keane's average branch size to approximately $27 million from approximately $22 million. The synergies we expect to achieve, plus the opportunity to cross-sell Keane's value added services, should enhance our profitability and provide a stronger platform for future growth."

"I am very excited to be working with Brian to unite our two companies," said John Fain, Metro's CEO, who will be elected to Keane's board upon closing. "I am very proud of the Metro organization and all that we have accomplished over the past 22 years. We believe that combining operations with Keane will provide significant benefit and opportunity for Metro's clients, staff, and shareholders. In particular, the combination enables us to provide a broader array of solutions to our clients, while enhancing the opportunities for growth and advancement for our staff."

In addition, Brian Keane commented, "Expanding critical mass and growing our customer base via acquisitions has always been a core element of Keane's strategy. Our history demonstrates our ability to acquire and successfully integrate companies similar to Metro. Similar acquisitions include GE Consulting in 1993 and AGS in 1994. We are very proud of the fact that we were able to retain the majority of clients obtained from those transactions, proving our ability to retain and cross-sell our solutions to customers we acquire."

Morgan Stanley is serving as financial advisor to Keane. Robert W. Baird & Co. is serving as financial advisor to Metro.

Keane Announces Agreement to Acquire Metro/3

Keane and Metro will host a conference call today at 8:30 am (EDT) to discuss details of the proposed merger. Interested parties may access the call via the Internet at www.keane.com or may dial 212-231-6012 and ask for the Keane/Metro call. No advanced registration is required to participate. There will be no replay of this call.

ABOUT METRO INFORMATION SERVICES:
---------------------------------

Metro Information Services (NASDAQ: MISI), founded in 1979, serves 33 metropolitan markets providing a wide range of information technology consulting services and solutions to Global 2000 companies. Metro's services include application systems development and maintenance, information technology architecture and engineering, systems consulting, project outsourcing and general support services. Metro consultants work on all major technology platforms. The company aims to establish long-term relationships with its customers. Over 85% of Metro's revenue comes from clients the company did business with in the prior year. Metro's ten largest customers represented 23% of revenues in 2000. Major vertical industries served by Metro in the year 2000 include: technology (17%), banking and financial services (12%), communications (11%), manufacturing & distribution (10%), government (8%), and healthcare (6%). Information about Metro is available on the web at www.MetroIS.com.

ABOUT KEANE:
------------

Founded in 1965, Keane, Inc. (AMEX: KEA) helps Global 2000 companies and government agencies plan, build, and manage application software to optimize business performance. The Company's services include Business Innovation Consulting, Application Development and Integration, and Application Development and Management (ADM) Outsourcing. Keane develops long-term relationships and recurring revenues with its customers based on multi-year outsourcing contracts and the consistent delivery of high quality, cost-effective, and responsive services. Keane does this by adhering to repeatable and proven process and management disciplines and performance metrics incorporated in its core IT and business consulting solutions. Keane markets its services through a network of branch offices in North America and the United Kingdom, which work in conjunction with Keane Consulting Group, a centralized Strategic Practices Group, and two Advanced Development Centers.

Major vertical industries served by Keane in the year 2000 include: manufacturing & distribution (23%), financial services (22%), Government (13%), technology (13%), and healthcare (11%). Information on Keane is available on the web at www.Keane.com.

Keane Announces Agreement to Acquire Metro/4

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Keane plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Metro plans to file with the SEC and mail to its shareholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Keane, Metro, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Keane and Metro through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy
Statement/Prospectus from Keane by contacting Larry Vale or from Metro by contacting Patrice Bryant.

Keane and Metro, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Keane's directors and executive officers is contained in Keane's Form 10-K for the year ended December 31, 2000 and its proxy statement dated April 13, 2001, which are filed with the SEC. As of February 1, 2001, Keane's directors and executive officers beneficially owned approximately 12,435,624 shares, or 18.3%, of Keane's common stock. Information regarding Metro's directors and executive officers is contained in Metro's Form 10-K for the year ended December 31, 2000 and its proxy statement dated May 3, 2001, which are filed with the SEC. As of April 16, 2001, Metro's directors and executive officers beneficially owned approximately 9,261,727 shares, or 60.3%, of Metro's common stock. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS:

Statements in this press release regarding the proposed transaction between Keane and Metro, the expected timetable for completing the transaction, the accretive nature of the transaction, expected cost savings, revenue growth, cross-selling opportunities, potential client business, synergies of the transaction and future opportunities for the combined company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Keane to successfully integrate Metro's operations and employees, the ability to realize anticipated synergies and cost savings, unanticipated disruptions to business, general economic conditions and the other factors described in Keane's and Metro's Annual Reports on Form 10-K for the year ended December 31, 2000 and their most recent quarterly reports filed with the SEC. Keane and Metro disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

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